





FOODINI

REAL FOOD, FRESHLY PRINTED

FOODINI

NATURAL MACHINES

INVESTOR PRESENTATION CONFIDENTIAL. NOT FOR REDISTRIBUTION.

NATURAL MACHINES

We want to **inspire** individuals to lead more **sustainable lifestyles** and contribute to a healthier, more **sustainable planet**... both for the inhabitants and the environment. Our goal is to produce a full range of innovative kitchen solutions **improving the quality and enjoyment of food**, making it easier to be in full control of all your foods and have a **positive environmental impact by lessening food loss/waste**.

We further the advancement of UN SDG #12: responsible consumption and production.

SUSTAINABLE DEVELOPMENT GOALS

3D FOOD PRINTING

Our first released product is Foodini: a 3D food printing kitchen appliance. And the next generation: FoodiniPro. The premise of all 3D printers is the user becomes the manufacturer. The same concept applies with Foodini. Foodini works with food capsules end users can fill with their own fresh ingredients or - in the future - acquire from food retailers and food brands. **If you eat anything from a food manufacturer - like packaged food you buy in a supermarket - then you practically are already eating 3D printed food:** a food manufacturer takes food, pushes it through machines, shapes it, forms it... we've taken that same concept and shrunk the large food manufacturing facility down to a stylish appliance for your kitchen counter. But the big difference is we allow you to use your own fresh ingredients.



OUR FIRST PRODUCT LINE: 3D FOOD PRINTERS

1ST PRODUCT

FOODINI
NON-COOKING MODEL

In production and selling

2ND PRODUCT

FOODINIPRO
LASER COOKING MODEL

Developed and ready to industrialize; In integration phase. Adding laser cooking technology to same design/footprint as Foodini. Print and/or cook.

COOKING WITH LASERS... WHY?

- **Energy efficient**: Laser cooking requires only 10% power consumption vs a regular oven, and is targeting directly at the food. With artificial vision and integrated thermal cameras, FoodiniPro monitors the cooking "doneness" of each ingredient.
- **Healthier**: The way food is cooked has a major effect on the amount of nutrients retained. Cooking at lower temperatures with minimal water generally produces the best results. Laser cooking preserves nutritional properties as targeted cooking allows cooking at a lower temperature, avoiding the creation of acrylamides & benzopyrenes, identified carcinogens.
- **Cook different ingredients on the same dish at different temperatures**: FoodiniPro has an exclusive ability to layer and cook – or not cook – different ingredients in different ways... all in the same dish.
- **Create dishes impossible before**: With FoodiniPro, people can create dishes that literally defy gravity as they can become solid via cooking as they are printing.



MORE PRINT EXAMPLES CAN BE FOUND HERE

PROBLEM/OPPORTUNITY

Food personalization is difficult if not impossible to easily obtain - to eat or to create - when relying on pre-packaged foods or foods made in volumes (restaurants, food service, etc.)

VALUE PROPOSITION

Personalize food nutrition and presentation, eat healthier, improve kitchen efficiency and lower food waste with Foodini - an IoT 3D food printing kitchen appliance. Make foods using fresh ingredients. Print the amount you need and nothing more.

VISION - 3D FOOD PRINTER PRODUCT LINE

- Become a **standard kitchen solution** in every kitchen: 90% penetration in less than 10 years

- Be the **mini-manufacturing plant** in kitchens: disrupting the current manufacturing distribution chain. The Foodini product line will replace the microwave.

- Contribute to **reducing food loss/waste** across the distribution chain: from production (utilizing "ugly" fruits/ vegetables/ cuts of meat) to point of consumption (home users, restaurants, food retail)

- Provide **rich IoT data propositions:** Foodini and FoodiniPro are Internet of Things/IoT devices with Artificial Intelligence/AI capabilities, and capsules have Near Field Communications/NFC tags; With sensors inside the device, we process data to provide services

- A **range of 3D food printers for all**: For the future product line, think about microwaves - not in terms of functionality, but **variety**. There are microwaves with different functionalities and different price points. We envision the same with our 3D food printer product line



TIMELINE





START OF NM NOV '12		MANUFACTURING PARTNER INVESTS $1M+CREDIT LINE	FOODINI SALES: PROTOTYPES (LIMITED)	FOODINI SALES: PILOTS (LIMITED)	CLOSED LOOP INVESTS	FOODINI SALES: BEGINS			
2012	2013	2014	2015	2016	2017	2018	2019	2020	

FOODINI DEVELOPMENT NON-COOKING MODEL   **FOODINI SALES (B2B) AND CONTINUOUS DEVELOPMENT**

FOODINIPRO DEVELOPMENT LASER COOKING MODEL

FOODINIPRO BETAS MARKET READY

WHERE FOODINI PRINTERS ARE IN THE WORLD



- 7+ years of development and proving the concept/market
- 7 patents filed to date, covering design, the general process, and 5 systems; more patents to come

FOODINI IS WITH CUSTOMERS NOW - EXAMPLES:

RESTAURANTS / FOOD SERVICES / FOOD MANUFACTURERS



EDUCATION / RESEARCH / NUTRITION / HEALTH



natural machines

TARGET MARKETS





WITH THE AVAILABILITY OF FOODINIPRO

Current target market will expand with the addition of home kitchen users. We believe that in 10 to 15 years, 3D food printers will become a common kitchen appliance in both home and professional kitchens, similar to how an oven or a microwave are common appliances in kitchens today.

PROFESSIONAL KITCHENS, RESTAURANTS AND DINING EXPERIENCES

Exceed customer expectations and differentiate your business by creating designer food with Foodini. Create wow factors: fascinating food designs, present food in extraordinary ways, and customize dishes to amaze your customers.

FOOD MANUFACTURERS AND FOOD SERVICE PROVIDERS

Foodini is like having a mini-food manufacturing facility in the kitchen. Foodini presents an optimized and sustainable way of providing customized food & ingredients, and enables a deeper direct relationship path with customers. Supply personalized products to mass markets.

HOSPITALS AND HEALTH ORGANIZATIONS

For patients with dysphagia or other conditions that require consistency-modified diets, Foodini can improve patients' food intake by serving dishes that more closely resemble real food. Foodini enables customizing and tracking individual nutrients in foods.

FOOD TECH, R&D COMPANIES AND SCHOOLS

Foodini is in a number of research and development companies pursuing innovative advances in food and food production solutions. Top institutes training the next generation of hospitality and culinary arts professionals are using Foodini, an example of an evolution in culinary practices.

"The 3D printer I think was hands down the highlight of Sue's Tech Kitchen for everyone."

Randi Zuckerberg
ZUCKERBERG MEDIA & SUE'S TECH KITCHEN

"We are convinced that 3D printed dishes will progressively enter into our food habits & Foodini will certainly have a main role."

Pascale Chevallier-Gallen
ELIOR

"With Foodini we are in the process of printing eye appealing and flavorful creations from our own recipes to serve to our patients on dysphagia diets."

Laura Robson
UNIVERSITY OF UTAH HOSPITALS AND CLINICS

"This food printer is the future of the kitchen."

Holly Kristinsson
MATIS

GROWTH STRATEGY & COMMERCIAL DEVELOPMENT

BRAND EXPOSURE

Heavy PR strategy: Success in doing in-house PR since the start of Natural Machines results in multiple Tier 1 media coverage across the world; Targeting engagement with **leading market chefs** for exposure.

HIGH VOLUME

- **Business development targeted approach** for main regions: US, Europe, Asia Pac including UAE. Focus on identified top 10 key accounts per region: customers focused on sustainability and lowering food waste, food service, food retail, named chefs, plant-based, education and health care. Development projects in process include Healthcare with DomusVi and FMCG with PepsiCo. Targeted engagement with sustainability partners for Zero Waste Strategy development.
- **Direct sales** - large amount of inbound requests due to successful PR strategies. Larger volume sales with professional services packages: food service/retail, health and education sectors.

FROM B2B TO B2C - A STRATEGIC SHIFT TO THE HOUSEHOLD MARKET

- We are aware adoption of a new technology takes time in consumer markets. The microwave oven, Nespresso and Thermomix all took over 20 years to go from professional to consumer markets and achieve mass market adoption. We believe it will take 10 years with Foodini, as people now adopt technologies faster and research supports interest in food printers; e.g., one report reveals **the "must-have" item of kitchen technology in 2035 will be a 3D food printer**.
- We are starting to work with **real estate developers** for high-end apartment builds - they **want to replace the microwave with FoodiniPro**.
- There are shifting macro-trends towards people wanting to know more about what exactly is in their foods and a desire to control more about their foods. **Targeted engagement** to early adopters in affluent markets to start; direct marketing channels to stay close to the consumer, **similar to Thermomix and Nespresso** perspective.



NATURAL MACHINES

COMPETITIVE LANDSCAPE AND MARKET OPPORTUNITY





KITCHEN COOKING APPLIANCES MARKET
$65 BILLION

GLOBAL FOOD TECH INDUSTRY
$250 BILLION BY 2022

KITCHEN APPLIANCES MARKET
$253 BILLION BY 2020

3D FOOD PRINTING MARKET
$525 MILLION BY 2023

KITCHEN & SMART APPLIANCES

The newest model of Thermomix, the TM5, is a connected kitchen appliance. In a span of 15 months, Thermomix had over **1 MILLION** TM5s connected to their online platform. Our projections for Foodini are achievable.

3D FOOD PRINTER KITCHEN APPLIANCE

Savory and sweet foods

Cooking & Printing + IoT Connected Designed Kitchen Appliance



Disruptive innovation pioneers in 3D food printing

3D FOOD PRINTERS

 
 


3D SYSTEMS · Barilla · BeeHex · by flow · biozoon · Choc Edge · Procusini · Wiiboox SWEETIN · XYZ PRINTING

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10 WAYS FOODINI IS SUPERIOR VS COMPETITORS:

1. Ability to use your own fresh ingredients, sweet and savory
2. Easy to use, no knowledge of 3D printing required
3. Built as a kitchen appliance (designed, food grade/safe)
4. Five capsules, automatic exchange
5. Capsule/ingredient heating
6. Connected IoT appliance: data advantages
7. Artificial Intelligence, Augmented Reality, Artificial Vision capabilities
8. Evolutionary product line: superior cooking method
9. Pre-filled food capsules (future offering) always optional, never mandatory
10. Customer references

NATURAL MACHINES

EXECUTIVE TEAM



EMILIO SEPULVEDA

CO-FOUNDER & CEO
BOARD MEMBER



Proven experience in global markets and
business model/ technology innovation.
25+ years in technology space
MBA, Engineer



LYNETTE KUCSMA

CO-FOUNDER & CMO
BOARD MEMBER



Proven international experience in start-ups
to Fortune 500 companies.
15+ years in technology space, 10+ years
consumer goods.
MBA & BS, Marketing
Named by CNN as 1 of the 7 'tech
superheroes' to watch

When Emilio was a teenager he wanted to get a degree in cybernetics (a mix of Artificial Intelligence and Robotics), but as that degree didn't exist at the time he went for the second best option: a degree in engineering. Emilio loves exploring alternate applications for technology besides the original use – that partially explains why he thought 3D printing could be applied to food. Emilio has proven experience in global markets and technology innovation with over 20 years of hands-on experience in the technology space. Most recently, he was a strategy and Innovation manager at Telefónica, leading multiple global start-up projects with successful launches, including raising seed capital, configuring teams, and developing disruptive business models based on technology to ensure competitiveness and sustainability. Emilio always envisioned creating robots that help people have better lifestyles.

CNN has named Lynette one of only seven 'tech superheroes' to watch, and Fortune says she "wants to sell the 21st century's version of the microwave." (As in, a device will revolutionize every kitchen, outpacing the functionality of the last kitchen revolution: the microwave.) She believes that people would be healthier if everybody eats freshly made wholesome meals and snacks. But, it needs to be easier and faster for everyone to create healthy foods made with fresh ingredients. So she's helping to build a new generation kitchen appliance. Lynette is a senior marketing professional with international experience and a proven track record of full marketing responsibilities in companies ranging from start-ups to Fortune 500 organizations – prior to Natural Machines she was at Microsoft. She is passionate about healthy eating, technology and 'doing the right thing'.

OUR STORY | OUR TEAM